July 18, 2025

Simon Allen
Chief Executive Officer
McGraw Hill, Inc.
8787 Orion Place
Columbus, Ohio 43240

       Re: McGraw Hill, Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed July 17, 2025
           File No. 333-288373
Dear Simon Allen:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 16, 2025, letter.

Amendment No. 3 to Form S-1 Filed July 17, 2025
Capitalization, page 63

1. We note your revision and response to prior comment 1. It is unclear how you determined the pro forma earnings per share amounts as presented in your revised disclosures. Please note that your pro forma financial information should disclose any significant quantitative and qualitative estimates and assumptions used to show how the adjustments were derived. Please revise your disclosure to ensure that the narrative description of your pro forma effects clearly support your calculations of both the numerator and denominator used in your pro forma earnings per share calculations. Your description should also address the tax effects on your adjustments, including but not limited to whether or not the statutory tax rates were used. Refer to
       Rules 11-02(a)(8) and 11-02(b)(5) of Regulation S-X.
 July 18, 2025
Page 2

       Please contact Charles Eastman at 202-551-3794 or Ernest Greene at 202-551-3733 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jennifer Angelini at 202-551-3047
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:   Cristopher Greer